Exhibit 17.2

Scott M. Schecter

September 18, 2009

Mr. William Steckel, CFO & Secretary

DayStar Technologies, Inc.

2972 Stender Way

Santa Clara, CA 95054

Dear Bill:

As per my email of September 14, 2009 to Bob Aldrich, please note that effective September 14, 2009, I resigned from my position on DayStar’s Board of Directors, along with my position on DayStar’s Audit and Nominating & Governance Committees.

Best regards,

Scott M. Schecter

cc: Renee Sutton